Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202

January 3, 2014

VIA FEDERAL EXPRESS AND EDGAR

Donald Field
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Re: Chiquita Brands International, Inc. Registration Statement on Form S-4 Filed December 23, 2013
File No. 333-193040
Dear Mr. Field:
Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 2, 2014 regarding the registration statement set forth above (the “Comment Letter”). The Registrants have revised the registration statement in response to the Staff’s comments and is filing concurrently with this response letter Amendment No. 1 to the registration statement. We have also enclosed a marked copy of the pertinent exhibit.

For the convenience of the Staff, each response has been numbered to correspond to the comments in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Registrants’ response.
Exhibit 5.1

1.
We note that Chiquita Brands International, Inc. is a New Jersey corporation. We also note that the Opined on Law does not cover the laws of the State of New Jersey. Please have counsel revise it opinion to cover the laws of the State of New Jersey or, alternatively, file a local counsel opinion which opines that Chiquita Brands International, Inc. is validly existing, has the power to create the obligations and has taken the required steps to authorize entering into the obligations. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Registrants Response:

Exhibit 5.2 to Amendment No. 1 to the registration statement has been filed for coverage of New Jersey law.

2.	Please refer to the first paragraph. We note a reference to Exhibit A. Please have counsel revise to include Exhibit A.
Registrants Response:
Exhibit 5.1 to Amendment No. 1 to the registration statement has been revised as requested by the Staff.

3.
Please refer to the first paragraph on page 2. We note that counsel has assumed that “each of the Issuers and the Subsidiary Guarantors has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization.” Please have counsel delete this inappropriate assumption.

Registrants Response:
Exhibit 5.1 to Amendment No. 1 to the registration statement has been revised as requested by the Staff.

4.	Please refer to the first paragraph on page 2. Please have counsel delete clause (i) as this is an inappropriate assumption.
Registrants Response:
Exhibit 5.1 to Amendment No. 1 to the registration statement has been revised as requested by the Staff.

5.	Please refer to the third paragraph on page 2. Please have counsel delete clause (d) as this is an inappropriate assumption.
Registrants Response:
Exhibit 5.1 to Amendment No. 1 to the registration statement has been revised as requested by the Staff.
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The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further comments or questions, please contact me at the address or email as previously provided.

Sincerely,

James E. Thompson
Senior Vice President, General Counsel and Secretary

cc:     Edward F. Lonergan, Chiquita Brands International, Inc.